LOTON, CORP.

13499 RUE HUNTINGTON, QC, H8Z1G3, CANADA

Tel. 1(438)8701351

Fax. 1(450)9881288

E-mail: lotoncorp@yahoo.com

December 7, 2010

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Ryan Houseal

Re: Loton, Corp.

Updated legal opinion to Amendment No. 4 to

Registration Statement on Form S-1,

Filed on September 14, 2010

Filing No. 333-167219

Dear Mr. Ryan Houseal:

Please be advised that further to our telephone conversation with you on December 1, 2010, regarding the provision of the updated legal opinion from our legal counsel Ms. Hildja Saastamoinen to Amendment No.4 to Registration Statement on Form S-1 filed on September 14, 2010, we submitted the requested document. Please refer to Exhibit 5.1 of the Prospectus. We also attached for your review updated consent to file from our auditor, De Joya Griffith and Company, LLC. Please refer to Exhibit 23.1 of the prospectus.

Please direct any further questions you may have to the company's president Mr. Alex Kuznetsov at:

13499 Rue Huntington

Pierrefonds, QC, H8Z1G3, Canada

Tel. 1(438)8701351

Fax. 1(450)9881288

Thank you.

Sincerely,

/S/Alex Kuznetsov

Alex Kuznetsov, President